

March 24, 2025

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Commissioners:

We have read the statements made by Acme United Corporation under Item 4.01 of its Form 8-K to be filed on March 24, 2025. We agree with the statements concerning our Firm in such Form 8-K; we are not in a position to agree or disagree with other statements of Acme United Corporation contained therein.

Very truly yours,

Marcum LLP

Marcum LLP

Marcum LLP / CityPlace I / 185 Asylum Street / 25th Floor / Hartford, CT 06103 / **Phone** 860.760.0600 / **marcumllp.com**